NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC  20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: AT&T Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Vote Yes: Report on Respecting Workforce Civil Liberties

Bowyer Research submits the following on behalf of Alliance Defending Freedom:

In the United States of America, the marketplace is the arena where commerce is tested. It is open to all, but the success of any good, service, or idea will depend on its merits. At least, this is how it’s supposed to work. But in recent years, many of the country’s largest companies have been taking divisive stances on political issues, including in their workforce policies and practices.

Particularly problematic are initiatives that focus on diversity, equity, and inclusion. While advocates of DEI claim that it promotes belonging, strengthens unity, and helps companies fight injustice, in reality DEI programs have the opposite effect. Employees are often required to participate in trainings or other activities that label them as “oppressed” or “oppressors” based on the color of their skin, their biological sex, or their religious or political views. It also tends to emphasize some factors, like race, sexual orientation, and gender identity, while altogether excluding religion as an essential aspect of human identity and moral formation. This approach divides employees from each other.

DEI is also legally fraught. Race-based and religious discrimination has long been illegal under Title VII of the Civil Rights Act and many other laws. In 2023, the Supreme Court issued two decisions that took direct aim at nebulous “race conscious” programs and bolstered religious protections. These two decisions, Students for Fair Admissions, Inc. v. President & Fellows of Harvard College and

Groff v. DeJoy, call into question a great deal of DEI practices, from scholarships to diversity quotas to anything else supported by nebulous “equity” interests. Many companies are already retreating from DEI.

Companies should instead promote diversity by respecting the inherent dignity and uniqueness of each individual and strengthening trust and unity. This avoids the numerous legal and reputational pitfalls associated with DEI and the broader issues with recent corporate activism, which has taken a particularly partisan and divisive turn.

The Proposal titled “Report on Respecting Workforce Civil Liberties” (“the Proposal”) submitted by the National Center for Public Policy Research seeks an evaluation of how AT&T Inc. (“the Company”) may be discriminating against employees and potential employees because of their religious or political views or other grounds and the risks that this presents to the Company. The Proposal would assist both the Company and shareholders by identifying sources of these risks—risks that have already materialized to the substantial detriment of other companies that have engaged in various forms of corporate activism in recent years.

I.Companies are alienating members of their workforce.

In interviews with over two dozen executives at 18 companies, the non-partisan group Business for America concluded that “The way [companies have] rolled out D.E.I. has exacerbated divides even while addressing valuable issues. It has created some hostility [and] resentment.”1 One reason is that DEI and related political engagement provide little measurable benefit while providing many measurable harms. Vanessa Burbano of Columbia University described it this way: “Employees who disagree with a political stance taken by their employees are demotivated—they do less extra work and do lower quality work.” Conversely, “[t]hose who agree with a political stance taken by their companies are not motivated—they behave no statistically differently than a control group.”2 Put simply, companies that adopt DEI risk undermining a healthy and productive work environment and threaten their ability to attract and retain talent.

1 Jennifer Miller, Why Some Companies Are Saying ‘Diversity and Belonging’ Instead of ‘Diversity and Inclusion’, The New York Times (May 13, 2023).https://www.nytimes.com/2023/05/13/business/diversity-equity-inclusion-belonging.html.

2 Vanessa Burbano, The Demotivating Effects of Communicating a Social-Political Stance: Field Experimental Evidence from an Online Labor Market Platform, Columbia Business School (Dec. 2019), https://www.vanessaburbano.com/uploads/2/5/0/4/25049117/political_stand_on_employee_motivation _201912vf_tocirculate.pdf.

Unfortunately, the divisive philosophy that underlies DEI is pervasive in corporate culture. The 2023 Viewpoint Diversity Score Business Index, which is the premiere benchmark for measuring corporate respect for free speech and religious liberty, found that 91% of the largest tech and finance companies promote these concepts in their training.

This stands in contrast to employees, who often view these trainings as divisive. According to the 2023 Freedom at Work Survey, a plurality (40%) of employees say DEI divides, rather than unites, colleagues.3 The same number say they are less likely to trust others or feel included at work if they were told in a company-sponsored training that they were complicit in racism or oppression based on their skin color, religion, or sex. Further, nearly 1 in 4 survey respondents say they either have been or know someone who has been asked by their employer to affirm that they are complicit in systemic racism or oppression.

These workforce practices create two primary harms. First, they stifle viewpoint diversity, robust dialogue, and innovation. Second, they reduce the ability of a company to attract and retain talent by alienating many qualified employees who hold certain political and religious views. For example, the Freedom at Work survey found that 54% of employees have refrained from sharing content even on their personal social media accounts for fear of being punished at work, and that 1 in 4 had known someone who was punished for respectfully expressing a religious or political view at work.4

II.Companies face serious legal risk when they use discriminatory DEI policies to treat employees differently based on a protected class.

The legality of many companies’ DEI initiatives has been called into question in light of the Supreme Court’s two recent decisions protecting against race-based and religious discrimination.

A. Racial discrimination

In Students for Fair Admissions, Inc. v. President & Fellows of Harvard College, 600 U.S. 181 (2023), the Supreme Court prohibited using race even as a factor in college admissions and did so under the U.S. Constitution’s Equal Protection Clause. Legal experts have correctly observed that the decision reaches well beyond college admissions and has called into question corporate DEI policies, primarily under Title VII of the Civil Rights Act. Equal Employment Opportunity Commissioner Andrea Lucas wrote that the decision “rejected diversity, nebulous ‘equity’ interests, or societal discrimination as justifying actions motivated—even in

3 2023 Freedom at Work Survey, Viewpoint Diversity Score, https://www.viewpointdiversityscore.org/polling.

4 Id.

part—by race, sex, or other protected characteristics. Companies continuing down this path after today may violate federal antidiscrimination laws.”5

And it is not just hiring, firing, and promotions at issue. The Supreme Court will also soon rule on two Title VII cases that could expand “adverse employment action” in a way that could allow employees to sue employers for a host of DEI initiatives, from race-restricted mentoring or training to diversity quotas and “scholarships.”6 In addition to Title VII, the Harvard ruling will also open up new claims under many states’ employment anti-discrimination laws.7

B. Religious discrimination

The Supreme Court also expanded religious protections under Title VII. A company used to be able to reject an employee’s request for a religious accommodation if it imposed a de minimis burden on the company. But in Groff v. DeJoy, 600 U.S. 447 (2023), decided unanimously, the Court clarified that companies must accommodate an employees’ religious exercise unless it would result in substantial increased costs in relation to the conduct of its particular business. The Court took special care to protect against religious bias or hostility: “Specifically, a coworker’s dislike of ‘religious practice and expression in the workplace’ or ‘the mere fact of an accommodation’” is off limits for this determination.8

The Court also noted that this is a fact-intensive test that will depend both on the specific accommodation request and the nature, size, and operating cost of an employer.9 This means that companies should “proceed with caution” while the contours of the new test are being meted out by lower courts.10

Commentators have questioned how this will impact issues like religious absences, religious attire, and particularly religious speech.11 The last category includes pronoun policies, unconscious bias training, and off-duty employee speech, areas that are in tension with many DEI initiatives.

5 Andrea Lucas, With Supreme Court affirmative action ruling, it’s time for companies to take a hard look at their corporate diversity programs, Reuters, (June 29, 2023) https://www.reuters.com/legal/legalindustry/with-supreme-court-affirmative-action-ruling-its-time-companies-take-hard-look-2023-06-29/.

6 Id.

7 See, e.g., Ariz. Rev. Stat. § 41-1463; Calif. Gov’t Code § 12940; Fla. Stat. § 760.10; N.Y. Exec. Law § 296; 43 Penn. Stat. § 955.

8 Groff v. DeJoy, 600 U.S. at 472.

9 Id. at 470-71.

10 John Fitzgerald, Religious Accommodation for Employees: The Potential Impact and Likely (Unintended) Consequences of SCOTUS’ Groff v. DeJoy Decision, Foley & Lardner LLP (July 17, 2023), https://www.foley.com/insights/publications/2023/07/religious-accommodation-employees-scotus.

11 Sarah Child, Groff v. DeJoy: The Death of the “De Minimis” Test Breathes Life Back into Religious Accommodation, The Federalist Society (Oct. 5, 2023), https://fedsoc.org/fedsoc-review/groff-v-dejoy-the-death-of-the-de-minimis-test-breathes-life-back-into-religious-accommodation#_ftnref11.

C. Lawsuits and investigations are costly.

Damages from employment discrimination claims are steep. According to one study, the median damages award and median settlement for racial discrimination claims between 2015 and 2021 were $250,000 and $75,000, respectively.12 One scholar has estimated that this amount is $30,000 for federal discrimination claims generally and that the parties will settle about 60% of these cases.13

Reverse discrimination race-based claims—like the claim in the Harvard decision—also tend to attract particularly large awards. One federal court approved $3.8 million in compensatory damages and $715,000 in attorney’s fees and other costs for an employee who was fired so the company could meet its diversity quotas.14 In another prominent example, a federal court awarded $600,000 in compensatory damages and $25 million in punitive damages to a former Starbucks regional manager. The regional manager was fired for refusing to place a white manager on leave after two black men were arrested for loitering at the Starbucks, but the manager had nothing to do with the arrests.15

Religious discrimination claims have attracted similar awards. In 2023, for example, a jury awarded a former Southwest Airlines employee $5.1 million because Southwest punished her for engaging in off-duty, pro-life speech.16 After the award and an injunction to prevent further discrimination, Southwest issued a memo to its employees that doubled down on its problematic practices and warning employees who engaged in similar off-duty speech.17 This earned contempt sanctions and court-ordered religious freedom training.18

D. Many companies are being sued or are voluntarily restricting their DEI programs.

Many companies recognize that the landscape around discrimination is changing. In August 2023, 5 state attorneys general sent a letter to top 100 law firms, threatening legal action and suggesting that “racial discrimination in

12 38 No. 01 Westlaw Journal Employment 12.

13 Donald Tomaskovic-Devey, When Discrimination Goes to Court, Contexts, 17(3), 56-58. https://doi.org/10.1177/1536504218792528.

14 Duvall v. Novant Health Inc., No. 3:19-CV-00624-DSC, 2022 WL 11271199 (W.D.N.C. Oct. 19, 2022).

15 Phillips v. Starbucks Corp., No. CV 19-19432, 2023 WL 5274541 (D.N.J. Aug. 16, 2023); Jury awards $25.6 million to white Starbucks managers fired after the arrests of 2 Black men, Associated Press (June 14, 2023), https://apnews.com/article/starbucks-racism-philadelphia-manager-lawsuit-bfa9cd9a897dff402f8547f167455d10.

16 Justin Wise, Southwest to Fight ‘Unusual’ Lawyer Religious Training Order, Bloomberg Law (Aug. 9, 2023), https://news.bloomberglaw.com/business-and-practice/southwest-to-appeal-unusual-lawyer-religious-training-order.

17 Daniel Kline, Southwest Airlines move risks a Bud Light-style backlash, TheStreet (Sep. 7, 2023), https://www.thestreet.com/travel/southwest-airlines-has-a-religious-freedom-legal-problem.

18 Id.

employment and contracting may be commonplace” in the legal industry.19 Three big law firms were sued and, to avoid further litigation, opened their diversity fellowships for students of color to students of all races. Another big law firm ended its diversity fellowship entirely.20 Many other law firms have similarly pared back or changed the language of their diversity programs.21 This warning has proven effective and has quickly brought the law firms and their clients—corporate America—up to speed on the shifting DEI landscape.

Even DEI proponents acknowledge that the Harvard decision “will force the practice of DEI to change significantly.”22 Opponents of DEI have mounted a full “legal assault on DEI” with lawsuits, investigations, and threats of the same.23 In the months after the ruling, there was already a “steady trickle of lawsuits and decisions” challenging “the legality of DEI policies and practices in the workplace.”24

Thirteen state attorneys general also wrote to Fortune 100 CEOs to warn them about making any race-based employment decisions in light of the Harvard ruling.25 Others have called for the EEOC to investigate dozens of companies for reverse discrimination.26

In light of the immense legal risks of DEI, many major companies, including JetBlue, Coors, and Leidos Holdings, are listing DEI as a “risk factor” in their securities filings and acknowledging the risk associated with taking “too much” action on DEI.27

19 Julian Mark and Taylor Telford, Conservatives are suing law firms over diversity efforts. It’s working., Washington Post (Dec. 9, 2023), https://www.washingtonpost.com/business/2023/12/09/conservatives-sue-law-firms-dei.

20 Id.

21 Andrew Goudsward, Law firms target DEI backlash as their own diversity programs draw fire, Reuters (Sep. 13, 2023), https://www.reuters.com/legal/legalindustry/law-firms-target-dei-backlash-their-own-diversity-programs-draw-fire-2023-09-13/.

22 Keny Yoshino and David Glasgow, DEI Is Under Attack. Here’s How Companies Can Mitigate the Legal Risks, Harvard Business Review (Jan. 5, 2024), https://hbr.org/2024/01/dei-is-under-attack-heres-how-companies-can-mitigate-the-legal-risks.

23 Id.

24 Taylor Telford, The growing battle over corporate diversity practices, explained, The Washington Post (Oct. 2, 2023).

25 Mylan L. Denerstein et al., Attorneys General of 13 States Issue Warning to Fortune 100 Companies Regarding Their Diversity and Inclusion Programs in Wake of Supreme Court’s Decision Overturning Affirmative Action in Higher Education, Gibson Dunn (July 18, 2023), https://www.gibsondunn.com/attorneys-general-of-13-states-warning-to-fortune-100-companies-regarding-their-diversity-and-inclusion-programs-in-wake-of-supreme-court-decision/.

26 Woke Corporations, America First Legal, https://aflegal.org/woke-corporations/.

27 Clara Hudson and Riddhi Setty, Firms from KKR to Coors Flag DEI as Business, Legal Risk, Bloomberg Law (Mar. 11, 2024).

III.Divisive workforce policies and practices pose financial risks to companies and shareholders.

Divisive workforce policies and practices like DEI can also directly harm a company’s financial health. That is why many companies are already acknowledging in their public securities filings that “too much” action on DEI is a significant “risk factor.”28

This is happening because many companies are recognizing how destructive corporate activism can be. Major corporations like Disney, AB InBev, and Target have waded into controversial political debates that have nothing to do with the services they offer and have incurred significant financial costs as a result of doing so. After high-profile controversies associated with these companies, each was either worst or second worst in its class or performed at least one standard deviation beneath the mean return for its class.29 Disney’s performance was dwarfed by competitors Comcast, Netflix, Sony, and Amazon. AB InBev fell far behind Coors and Heineken. And Target lagged behind Walmart and Costco.30

Polling further substantiates the risks of corporate activism. Between 2022 and 2023, Disney dropped 12 spots in the Axios Harris Poll 100, which measures the reputation of top brands in the nation. Axios attributed the reputational loss to Disney’s political activism in Florida.31 After Bud Light partnered with transgender-identifying social media influencer Dylan Mulvaney, 54% of Americans supported a boycott of the brand.32

This is a part of a broader trend of corporate political activism, where corporations supplant their fiduciary duties to shareholders with a social and political agenda that runs counter to their employees’, customers’, and shareholders’ interests. Recent activism is viewed as especially harmful because of how divisive and partisan it is. Many corporate stakeholders perceive it not as a form of responsible corporate citizenship, but a way to punish certain political views in ways that seriously alienate large swaths of a company’s base.

28 Id.

29 Bowyer Research, Corporate Political Activism and Shareholder Value: The Examples of Bud Light, Disney, and Target, https://www.bowyerresearch.com/docs/Corporate%20Political%20Activism%20and%20Shareholder%20Value.pdf (last visited March 22, 2024)

30 Id.

31 Margaret Talev & Sara Fischer, Disney's reputation hit by polarizing political drama, Axios (May 23, 2023), https://www.axios.com/2023/05/23/disneys-reputation-political-drama-polarization.

32 Alec Schemmel, More than half of Americans support Bud Light boycott, poll shows, ABC 15 News (April 20, 2023, 6:06 pm), https://wpde.com/news/nation-world/more-than-half-of-americans-support-bud-light-boycott-poll-shows-rasmussen-reports-dylan-mulvaney-anheuser-busch.

So too with DEI. It and other divisive workforce practices can harm shareholder value because shareholders do not want companies alienating employees and prospective employees and detracting from companies’ main business ventures with a glut of diversity initiatives.

On the other hand, promoting viewpoint diversity in the workforce will promote innovation and collaboration, attract the broadest set of talent, and align the company with the diverse views of the company’s stakeholders.33 There is “robust evidence” that corporate boards with ideologically diverse members contribute to “superior (firm) performance.”34 This is because diverse viewpoints make for more robust dialogue and help the board make a “more objective evaluation of managerial decisions and plans.”35 When it comes to political engagement, diverse boards also “minimize potential misalignment between management and shareholder interests.”36 There is no reason that these same measured benefits would not also apply throughout the company, from its officers to its entry-level employees.

Simply put, corporate political activism creates significant financial backlash that has nothing to do with the company’s goods or services. It can even generate entirely new competitors that would not exist but for the politicized activity. For example, after Harry’s Razors pulled their advertising from the Daily Wire—a media company with no preexisting share in the razor market—the Daily Wire created a company called Jeremy’s Razors. The marketing for Jeremy’s Razors focused entirely on how Harry’s Razors politicized its services, and the strategy worked. Jeremy’s Razors sold 45,000 recurring subscriptions in the product’s first week.37 This is one of the many examples of a new “anti-woke” economy that has siphoned business from existing big businesses.38

IV.Implementing the Proposal benefits the company and shareholders.

The legal and financial risks associated with DEI and related practices may not be the intended result of the Company’s policies. But they are causing palpable harm, and shareholders do not know the full extent of exposure. The Proposal would benefit the company by ensuring these risks are assessed and reported.

33 Viewpoint Diversity in Business, Shareholder Equity Alliance 1 (2020), https://storage.googleapis.com/vds_storage/document/resources/viewpoint-diversity-in-business.pdf.

34 Incheol Kim, Christos Pantzalis, and Jung Chul Park, Corporate boards’ political ideology diversity and firm performance, 21(c) Journal of Empirical Finance 223, 225 (2013).

35 Id. at 227.

36 Viewpoint Diversity in Business, supra note 33 at 7.

37 Tim Meads, Jeremy’s Razors Sells 45,000 Subscriptions In First Week, Lands More Than 15 Million Commercial Views, Daily Wire (March 30, 2022), https://www.dailywire.com/news/jeremys-razors-sells-45000-subscriptions-in-first-week-lands-more-than-15-million-commercial-views.

38 Aaron Kliegman, Don't want to shop woke? This might be the place for you., Fox Business (March 27, 2023), https://www.foxbusiness.com/politics/dont-want-shop-woke-might-be-place-you.

Implementing the report will also give the Company a unique opportunity to shift its company toward an approach that affirms the dignity and agency of every person, encourages robust diversity of thought, and recognizes each person’s purpose in contributing to the Company’s mission.

Shareholders should call for reports on DEI and related practices for at least four reasons:

•While many companies have public statements reflecting a commitment to DEI, there are likely many more problematic policies and practices not publicly available. Without focused scrutiny, there is no way for management or shareholders to assess where safeguards are needed to protect religious liberty and free speech in the workforce.

•Examining the potential risks associated with DEI would allow shareholders to assess the degree to which portfolio companies are prioritizing social or political factors immaterial to the financial merit of client relationships. That is important both in terms of their ability to hold management accountable for fulfilling their fiduciary duty, and for ensuring that companies avoid positions that serve narrow interests at the expense of shareholders overall.

•Many companies are still promoting DEI without acknowledging any potential drawbacks to diversity of thought or religious liberty. This underscores the need for more transparency in this area.

•Shareholder resolutions signal to management that risks associated with DEI should be taken seriously. The proposed resolution offers an ideal opportunity to support a measured proposal that effectively communicates the need for greater accountability and transparency on an issue of material consequence to the company and its shareholders.

The Company might claim that producing a report of this kind would be difficult due to the various factors involved. However, the language of the resolution provides companies with ample flexibility in tailoring a report, audit, or study that accounts for the particulars of its business. It can produce such a report utilizing internal teams and expertise or hire third-party organizations with expertise in financial services and civil liberties. Indeed, several major corporations including Chase, Citi Group, and Amazon have previously conducted civil rights audits, which purportedly examined whether their services, labor practices, and other behavior resulted in racial discrimination against customers or employees.39 The notion that companies are unable to study the potential for discrimination based on a variety of factors is belied by their own actions. The Proposal just asks for a consideration of religious liberty and free speech among other civil rights and protected classes.

39 Saijel Kishan, What Are Civil Rights Audits, and Why are Companies Doing Them? Bloomberg, (May 3, 2022) https://www.bloomberg.com/news/articles/2022-05-03/what-civil-rights-audits-are-and-why-firms-do-them-quicktake?embedded-checkout=true.

Conclusion

For these reasons, we urge you to vote FOR the Report on Respecting Workforce Civil Liberties on AT&T’s 2024 Proxy.

Sincerely,

Michael Ross

Legal Counsel for Corporate Engagement

ALLIANCE DEFENDING FREEDOM

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This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.